December 6, 2000


Mr. Robert T. Hall
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0305

Re:  S-1 Filing Dated 4/27/98 - File # 33-71630

Dear Mr. Hall:

We are hereby requesting that the S-1 filing dated 4/27/98, file
# 33-71630 be withdrawn from EDGAR. If you have any questions, please contact me at 919-828-9511 extension 256.


Sincerely,

/s/ Kendall A. Carr
--------------------------
Kendall A. Carr
Chief Financial Officer